Exhibit 99.39

ABRIDGEMENT CERTIFICATE

TO:

Ontario Securities Commission

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Financial Services Regulation Division of Newfoundland and Labrador Prince Edward Island Securities Office

Office of the Superintendent of Securities, Northwest Territories Office of the Superintendent of Securities, Nunavut

Office of the Yukon Superintendent of Securities Autorité des marchés financiers, Québec

RE:	Annual General and Special Meeting of the Shareholders of Elemental Altus Royalties Corp. to be held on November 28, 2024 (the “Meeting”)

I, Frederick Bell, Chief Executive Officer and Director of Elemental Altus Royalties Corp. (the “Corporation”), hereby certify for and on behalf of the Corporation and not in my personal capacity and without personal liability, that, with respect to the Meeting, the Corporation has:

(a)	relied on section 2.20 of National Instrument 54-101 of the Canadian Securities Administrators (the “Instrument”) to abridge the time prescribed in subsection 2.2(1)(b), subsection 2.2(1) and subsection 2.5(1) of the Instrument; and

(b)	made the arrangements described in paragraphs (a) and (b) of section 2.20 of the Instrument.
DATED this 5th day of November, 2024.

(signed) “Frederick Bell”
Name:	Frederick Bell
Title:	Chief Executive Officer and Director